

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Arthur Kuan
Chief Executive Officer
CG Oncology, Inc.
400 Spectrum Center Drive, Suite 2040
Irvine, CA 92618

Re: CG Oncology, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.6, 10.7, and 10.8
Filed January 2, 2024
File No. 333-276350

Dear Arthur Kuan:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences